Exhibit 23(a)


CONSENT of INDEPENDENT REGISTERED ACCOUNTING FIRM


We consent to the inclusion in the Registration Statements of NCT Group, Inc. and subsidiaries (the "Company") and to the incorporation by reference in Form S-8 (File Nos. 33-64792,333-90297,333-11213 and 333-47956) of our report, which includes explanatory paragraphs about the existence of substantial doubt concerning the Company's ability to continue as a going concern and the adoption of the new accounting standards on goodwill and for equity instruments with characteristics of both liabilities and equity, dated February 25, 2005, with respect to Note 27, March 31, 2005, on our audits of the consolidated financial statements and schedule as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 which report is included in this Annual Report on Form 10-K.



Eisner LLP


New York, New York
April 1, 2005